Filed by Geac Computer Corporation Limited
pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14d-2 of the Securities and Exchange Act of 1934
Subject Company: Extensity, Inc.
Commission File No.: 000-28897

Pursuant to Rule 165 under the Securities Act of 1933 and Rule 14a-12 under the Securities Exchange Act of 1934, the following communication regarding the proposed transaction between Geac Computer Corporation Limited and Extensity, Inc. is filed.

Geac plans to file a registration statement on Form F-4 and other relevant documents with the United States Securities and Exchange Commission concerning the merger, and Extensity expects to mail a proxy statement/prospectus to its stockholders in connection with the merger. Investors and security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. In addition, you may obtain the proxy statement/prospectus (when it becomes available) and the other documents filed by Geac with the United States Securities and Exchange Commission by requesting them in writing from Geac, 11 Allstate Parkway, Suite 300, Markham, Ontario L3R 9T8, Canada, Attention: Investor Relations, or by telephone at (416) 815.0700.

Geac and Extensity, and their respective directors, executive officers, certain members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of any interests those participants may have in the merger will be available in the proxy statement/prospectus.

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On January 23, 2003, Geac and Extensity jointly issued the following press release:

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GEAC AND EXTENSITY EXTEND MERGER AGREEMENT

TORONTO, Ontario and EMERYVILLE, California — January 23, 2003 — Geac Computer Corporation Limited (TSX:GAC) and Extensity, Inc. (Nasdaq:EXTN) announced that they have extended the expiration date of their merger agreement from January 31, 2003 to March 15, 2003. The purpose of the amendment was to reflect the fact that the regulatory review process has not been completed in time to schedule the special meeting of stockholders of Extensity and hold the closing prior to January 31, 2003, as contemplated by the original merger agreement.

On August 26, 2002, Geac announced that it had entered into a definitive agreement to acquire Extensity. On October 11, 2002, an F-4 Registration Statement regarding the proposed business combination was submitted by Geac and Extensity to the United States Securities and Exchange Commission. This registration statement, which includes the proxy statement for the special meeting of Extensity stockholders to approve the merger, is being reviewed by the SEC on a confidential basis. This confidential review is typical in cross-border acquisitions where the acquirer is a non-US issuer that is registering its securities in the United States for the first time.

Geac and Extensity said that the SEC review process had been delayed by the requirement to convert Geac’s financial statements for the quarter ended October 31, 2002 to US GAAP for inclusion in the filing and to collect information necessary to respond to the SEC’s comments and questions, and also by the intervening holiday season. Upon completion of the SEC review, the registration statement will be filed and made available for public review via the SEC’s EDGAR website, and proxy materials will be mailed to Extensity stockholders. The parties currently expect the transaction to close in the latter half of February 2003.

About Geac Computer Corporation Limited
Geac Computer Corporation Limited (TSX: GAC) headquartered in Markham, Canada, is a global provider of business-critical software. Geac solutions include cross-industry enterprise business applications for financial administration and human resources functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management. Geac also provides industry applications to the real estate, restaurant, property, and construction marketplaces, as well as a wide range of applications for libraries, government administration and public safety agencies. Further information is available at http://www.geac.com or through e-mail at info@geac.com.

About Extensity
Extensity is a leading provider of Employee Relationship Management (ERM) solutions — ERM helps enterprises control costs and improve employee effectiveness, enabling every employee to have a positive impact on the bottom line. The Extensity ERM suite automates employee-based financial processes, including business travel and expense reporting, billable and payroll time capture and procurement, in a single, consolidated solution that provides efficiency, control, and effectiveness through analytics. Extensity has licensed more than 1,000,000 seats worldwide to companies like Allianz, A.T. Kearney, Cisco Systems, Merck, and Office Depot. More information about Extensity is available on its Web site located at http://www.extensity.com.

Additional Information
Upon completion of the confidential SEC review process, Geac will file a registration statement on Form F-4 with the United States Securities and Exchange Commission concerning the merger, and Extensity will mail a proxy statement/prospectus to its stockholders in connection with the merger. Extensity security holders are urged to read the proxy statement/prospectus carefully when it becomes available, because it will contain important information about Geac, Extensity and the merger. Investors and security holders will be able to obtain free copies of these documents, when they are available, through the website maintained by the United States Securities and Exchange Commission at www.sec.gov. Free copies of these documents may also be obtained from Geac, by request directed to Investor Relations at the address below.

Geac and Extensity, and their respective directors, executive officers, members of management and employees, may be deemed to be participants in the solicitation of proxies from Extensity’s stockholders in connection with the merger. A description of interests those participants may have in the merger will be included in the proxy statement/prospectus.

Forward-Looking Statements

Statements made in this press release relating to the expected closing date of the merger are forward-looking statements that are subject to risks and uncertainties. Important factors that could cause a material difference between these forward-looking statements and actual events include the timing of completion of the regulatory review process relating to the merger, the possibility that the required approval of Extensity stockholders may not be obtained or may be delayed, and the possibility that other closing conditions specified in the merger agreement may not be satisfied

Contact Information

Geac Paul Birch President & CEO Tel: 905.475.0525 x3246 Email: paul.birch@geac.com	Extensity Bob Spinner President & CEO Tel: 510.594.5700 Email: bspinner@extensity.com

Dave Mason or Bruce Wigle Investor Relations Tel: 416.815.0700 dmason@equicomgroup.com bwigle@equicomgroup.com	Ben Netick Vice President, Finance Tel: 510.594.5700 Email: bnetick@extensity.com

Erica Abrams Investor Relations Tel: 415.217.7722 Email: erica@blueshirtgroup.com